Exhibit 11

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET INCOME PER COMMON SHARE

	For the Three Months
	Ended March 31,
	2004	2003
Net income available to
common shareholders	$(720,936)	$481,245

Determination of shares:
Weighted average common shares
outstanding (basic)	3,727,589	3,727,589
Assumed conversion of stock options	--	--

Weighted average common shares
outstanding (diluted)	3,727,589	3,727,589

Basic earnings per share	$(0.19)	$0.13

Diluted earnings per share	$(0.19)	$0.13